Exhibit 99.1

Cellect and Cell2in Launch Collaboration to Significantly Improve Stem Cell Selection and Expansion

-	Aim is to combine the benefits of mutual technologies to enable higher quality cells at a lower cost

-	Collaboration is in line with Cellect’s strategy to provide wide scale standardization, aimed at benefiting multiple stem cell therapy products covering a wide range of diseases

TEL AVIV, Israel, August 13, 2018 -- Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell production technology, announced today that it has signed a collaboration agreement with Cell2in, a South Korean company focused on improving the quality of cells. According to the agreement, the companies will conduct scientific evaluations combining Cellect’s technology platform ApoGraft™ with Cell2in’s proprietary identification technology FreSHtracer™ which monitors stem cell quality by utilizing a fluorescent dye to characterize their oxidative stress state.

Cell2in’s FreSHtracer™ technology and its unique characteristics may improve the functionality and efficacy of Cellect’s ApoGraft™ technology through the selection of desirable stem cells and quantification of the expansion process. Better quantification of quality stem cells is expected to lead to continuous improvements in Cellect’s technology platform. Cellect’s and Cell2in’s technologies may also be integrated to produce a complementary advantage with the aim of producing associated improvements in clinical outcomes.

“We have the opportunity, through this collaboration, to potentially further improve the overall selection and expansion process of stem cells, resulting in higher quality cells at a lower cost than current industry standards,” stated Cellect CEO Dr. Shai Yarkoni. “Cellect’s strategy is to build partnerships across the stem cell industry and this collaboration with Cell2in, as well as others we recently announced, is very much in line with our approach to bring disruptive stem cell technology to the masses.”

Specifically, Cellect will test Cell2in’s technologies’ ability to:

●	Show better and more efficient quantification, as compared to current industry standards, of mesenchymal stem cells (MSCs) and hematopoietic stem cells (HSCs) using ApoGraft technology.

●	Validate, through quantification, that Fas Ligand (FasL), Cellect’s main active ingredient accelerates MSC expansion relative to processes currently used in research and manufacturing.

●	Enable development of cell expansion media for MSCs and HSCs, utilizing synergistic technologies, to provide better outcomes.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the Company’s belief regarding the results of any future collaboration with Cell2in. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products.. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, http://www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.
Eyal Leibovitz, Chief Financial Officer
http://www.cellect.co
+ 972-9-974-1444